August 2, 2022

Via EDGAR
Abby Adams
Christine Westbrook
Division of Corporation Finance
Office of Life Sciences
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	Neogen Corporation Registration Statement on Form S-4 File No. 333-263667 Request for Effectiveness

Dear Ms. Adams and Ms. Westbrook:

Reference is made to the Registration Statement on Form S-4 (File No. 333-263667) initially filed by Neogen Corporation (the “Company”) with the U.S. Securities and Exchange Commission on March 17, 2022 (as amended, the “Registration Statement”).

The Company hereby requests that the effective date for the above-referenced Registration Statement be accelerated to 12:00p.m., Eastern Time, on August 4, 2022, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Eoghan P. Keenan of Weil, Gotshal & Manges LLP at (212) 310-8268 or eoghan.keenan@weil.com with any questions you may have concerning this letter.  In addition, please notify Mr. Keenan by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Amy M. Rocklin
Amy M. Rocklin, Vice President,
General Counsel and Corporate Secretary

cc:
Michael J. Aiello, Weil, Gotshal & Manges LLP
Eoghan P. Keenan, Weil, Gotshal & Manges LLP
Michelle A. Sargent, Weil, Gotshal & Manges LLP
John E. Adent, Neogen Corporation
Kevin Rhodes, Garden SpinCo Corporation
Mojdeh Poul, Garden SpinCo Corporation
Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz
Jenna E. Levine, Wachtell, Lipton, Rosen & Katz